1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 11, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC and CENTROSOLAR Sign Solar Module Manufacturing Agreement
Munich, Germany and Hsinchu, Taiwan, R.O.C. — January 11, 2011 — TSMC (TWSE:2330, NYSE:TSM) and CENTROSOLAR Group AG today announced that the two companies have signed an agreement which makes CENTROSOLAR the exclusive European manufacturer of crystalline solar modules for TSMC.
Under the agreement, CENTROSOLAR will supply TSMC with an initial module capacity of 100 MWp per year using solar cells provided by TSMC. The companies are also discussing the possibility of further collaboration in the areas of product development and process engineering. CENTROSOLAR will build up the capacity required for this agreement in a new production building adjacent to its plant in Wismar, Germany, and the first deliveries under the agreement are due in the third quarter of 2011. TSMC and CENTROSOLAR will not make public the financial terms of the manufacturing agreement.
“We are delighted to have this opportunity to work with CENTROSOLAR and to offer a true premium module as our first product, and we look forward to closer collaboration in the future,” said Ying-Chen Chao, Senior Director in charge of TSMC’s solar PV business. “This agreement with CENTROSOLAR complements our efforts in developing thin-film solar products, as it allows us to address a broader range of market segments and serve our European customers together with another trusted name.”
“This agreement proves that we are perhaps the most efficient and highest-quality manufacturer of solar modules in Europe,” remarked Dr. Alexander Kirsch, CEO of CENTROSOLAR. “It also demonstrates that it is possible to keep manufacturing premium modules in Germany on a long-term competitive basis,” continued Kirsch.
The construction of a new production hall and warehouse in Wismar will give CENTROSOLAR the space to increase its existing capacity from currently 200 MWp to up to 500 MWp per year in line with demand. This will equip the company for further growth from both its own business and from contract manufacturing. The first phase, which is to be completed by the third quarter, will add an additional 150 MWp of manufacturing capacity and provide an additional 300 job opportunities in Wismar, bringing the workforce there to 700. Once the new facilities are fully equipped, CENTROSOLAR will potentially have a workforce of over 1,000 people at Wismar.

About CENTROSOLAR
The listed company CENTROSOLAR Group AG, Munich, (stock exchange code WKN 514850) is one of the leading suppliers of photovoltaic (PV) systems for roofs and key components, with over 1,000 employees in Europe and the USA and annual revenue in excess of EUR 300 million (2009). Its product range comprises solar integrated systems, modules, inverters, mounting systems and solar glass. It generates around half its revenue internationally. There are CENTROSOLAR branches in Spain, Italy, France, Greece, Switzerland, the Netherlands, UK, Canada and the USA. The module plant certified to DIN ISO 9001:2008 in Wismar is one of the largest and most efficient such plants in Europe, with an annual capacity currently of 200 MWp. For further information, visit: www.centrosolar-group.com.
About TSMC
Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) is the world’s largest pure-play semiconductor foundry, and transformed the semiconductor industry with its pioneering business model of focusing solely on manufacturing customers’ semiconductor designs. Headquartered in Hsinchu, Taiwan, TSMC serves more than four hundred customers and manufactures over seven thousand products for them each year, representing almost 8 percent of global IC wafer shipments. In 2009, TSMC began pursuing further growth through new businesses, focusing on solar energy and LED lighting. In 2010, TSMC has established TSMC Solar Europe GmbH with headquarters in Hamburg, Germany. For more information about TSMC please visit http://www.tsmc.com.
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For further information please contact:

TSMC: Acting Spokesperson Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	CENTROSOLAR: Georg Biekehör, MetaCom Corporate Communications GmbH Tel.: +49 (0) 6181 982 80 30 E-Mail: g.biekehoer@go-metacom.de